Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-160018

American Express Credit Corporation
Reopening: $1,000,000,000

Total Issue: $2,300,000,000

2.800% Fixed Rate Senior Notes Due September 19, 2016

Terms and Conditions

Issuer:		American Express Credit Corporation
Security Type:		Medium Term Notes, Series D
Ranking:		Senior, Unsecured
Expected Ratings:[1]	Moody’s: Standard & Poor’s: Fitch:	A2 (Stable Outlook) BBB+ (Stable Outlook) A+ (Stable Outlook)
Trade Date:		November 16, 2011
Settlement Date:		November 21, 2011 (T+3 days)
Maturity Date:		September 19, 2016
Aggregate Principal Amount:

$1,000,000,000

Upon settlement, the notes will form part of the same series as, and will be fungible with, the Issuer’s outstanding 2.800% Fixed Rate Senior Notes due September 19, 2016 issued on September 19, 2011, and the aggregate principal amount of this series of notes will be $2,300,000,000

Benchmark Treasury:		1.000% due October 31, 2016
Benchmark Treasury Price and Yield:		100-16 3/4 ; 0.892%
Re-offer Spread to Benchmark:		+190 bps
Re-offer Yield:		2.792%
Coupon:		2.800%
Public Offering Price:		100.034%
Accrued Interest:		$4.822 per each $1,000 in principal amount of the notes
Underwriters’ Commission:		0.350%
Net Proceeds (before expenses and including accrued interest):		$1,001,622,222.22
Interest Payment Dates:		Interest on the notes is payable on the 19th of each March and September, beginning March 19, 2012. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day
Day Count:		30 / 360
Early Redemption:		The notes may not be redeemed prior to maturity
Listing:		The notes will not be listed on any exchange
Minimum Denominations / Multiples:		Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:		0258M0DC0
ISIN:		US0258M0DC07
Joint Book-Running Managers:		Citigroup Global Markets Inc. Goldman, Sachs & Co. UBS Securities LLC
Co-Managers:		Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. nabSecurities, LLC
Junior Co-Managers:		CastleOak Securities, L.P. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, Goldman, Sachs & Co. at 1-866-471-2526 or UBS Securities LLC at 1-877-827-6444 (ext. 561 3884).

1 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.